Exhibit (a)(5)(C)

SHUFFLE MASTER, INC.

1106 Palms Airport Dr.

Las Vegas, NV 89119

www.shufflemaster.com

News Release

FOR FURTHER INFORMATION CONTACT:

Julia Boguslawski		Timothy J. Parrott, CEO
Investor Relations		Coreen Sawdon, CAO & Acting CFO
ph:	(702) 897-7150	ph:	(702) 897-7150
fax:	(702) 270-5161	fax:	(702) 270-5161

Shuffle Master, Inc. Announces Results of Put Option for 1.25% Contingent Convertible Senior Notes Due 2024

Las Vegas — Thursday, April 16, 2009 — Shuffle Master, Inc. (NASDAQ Global Select Market: SHFL) (“Shuffle Master” or the “Company”) announced today the results of the previously announced put option, allowing holders of its outstanding 1.25% Senior Convertible Notes due 2024 (the “Notes”) to require Shuffle Master to purchase, on April 15, 2009, any and all of its Notes at a price equal to 100% of the aggregate principal amount of the Notes (the “Put Option”).

As of 12:00 midnight, New York City time on April 15, 2009, the scheduled expiration date, $30,250,000 in aggregate principal amount of the Notes, representing approximately 99.97% of the aggregate principal amount of the outstanding Notes prior to the Put Option, had been validly tendered in the Put Option.  All Notes validly tendered and not validly withdrawn in the Put Option have been accepted for payment by Shuffle Master.  Shuffle Master made its regularly scheduled interest payment on April 15, 2009. Accordingly, there is no accrued and unpaid interest remaining through the date of purchase. The aggregate consideration for the accepted Notes of $30,250,000 will be delivered promptly to tendering holders by the paying agent.  After giving effect to the purchase of the tendered Notes, $8,000 aggregate principal amount of the Notes remains outstanding.  The Company has the right to redeem the remaining outstanding Notes beginning on April 21, 2009.

Wells Fargo Bank, National Association acted as the paying agent for the tender offer.  Questions regarding the tender offer may be directed to Wells Fargo Bank, National Association at (800) 344-5128.

About Shuffle Master, Inc.

Shuffle Master, Inc. is a gaming supply company specializing in providing its casino customers with improved profitability, productivity and security, as well as popular and cutting-edge gaming entertainment content, through value-add products in four distinct categories: Utility products which includes automatic card shuffler, roulette chip sorters and intelligent table system modules, Proprietary Table Games which include live table game tournaments, Electronic Table Systems which include various e-Table game platforms, and Electronic Gaming Machines which include traditional video slot machines for select markets and wireless gaming solutions. The Company is included in the S&P Smallcap 600 Index. Information about the Company and its products can be found on the Internet at www.shufflemaster.com.

Forward Looking Statements for Shuffle Master, Inc.

This release contains forward-looking statements that are based on management’s current beliefs and expectations about future events, as well as on assumptions made by and information available to management. The Company considers such statements to be made under the safe harbor created by the federal securities laws to which it is subject, and assumes no obligation to update or supplement such statements. Forward-looking statements reflect and are subject to risks and uncertainties that could cause actual results to differ materially from expectations. Risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the following: the Company may be unable to repurchase its contingent convertible senior notes; its intellectual property or products may be infringed, misappropriated, invalid, or unenforceable, or subject to claims of infringement, invalidity or unenforceability, or insufficient to cover competitors’ products; the gaming industry is highly regulated and the Company must adhere to various regulations and maintain its licenses to continue its operations; the transition to a new chief executive officer, and the search for and the transition to a new chief financial officer, could be disruptive to the Company’s business or simply unsuccessful; the Company’s ability to implement its ongoing six-point strategic plan successfully is subject to many factors, some of which are beyond the Company’s control; litigation may subject the Company to significant legal expenses, damages and liability; the Company’s products currently in development may not achieve commercial success; the Company competes in a single industry, and its business would suffer if its products become obsolete or demand for them decreases; any disruption in the Company’s manufacturing processes or significant increases in manufacturing costs could adversely affect its business; the Company’s gaming operations, particularly its Utility, Proprietary Table Games, Electronic Table Systems and Electronic Gaming Machines, may experience losses due to technical difficulties or fraudulent activities; the Company operates in a very competitive business environment; the Company is dependent on the success of its customers and is subject to industry fluctuations; risks that impact the Company’s customers may impact the Company; certain market risks may affect the Company’s business, results of operations and prospects; a continued downturn in general worldwide economic conditions or in the gaming industry or a reduction in demand for gaming may adversely affect the Company’s results of operations; the Company’s domestic and global growth and ability to access capital markets are subject to a number of economic risks; economic, political, legal and other risks associated with the Company’s international sales and operations could adversely affect its operating results; changes in gaming regulations or laws; the Company is exposed to foreign currency risk; the Company could face considerable business and financial risk in implementing acquisitions; if the Company’s products contain defects, its reputation could be harmed and its results of operations adversely affected; the Company may be unable to adequately comply with public reporting requirements; the Company’s continued compliance with its financial covenants in its senior secured credit facility is subject to many factors, some of which are beyond the Company’s control; the restrictive covenants in the agreement governing the Company’s senior secured credit facility may limit its ability to finance future operations or capital needs or engage in other business activities that may be in its interest; the Company’s available cash and access to additional capital may be limited by its leverage; and the Company’s business is subject to quarterly fluctuation. Additional information on these and other risk factors that could potentially affect the Company’s financial results may be found in documents filed by the

Company with the Securities and Exchange Commission, including the Company’s current reports on Form 8-K, quarterly reports on Form 10-Q and its latest annual report on Form 10-K.